IBIO, INC.

600 Madison Avenue, Suite 1601

New York, NY 10022-1737

VIA EDGAR

August 10, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

RE:	iBio, Inc.
Registration Statement on Form S-1 (File No. 333-219725)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461, iBio, Inc. (the “Company”) hereby requests the Securities and Exchange Commission to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of 4:30 p.m., Washington, D.C. time, on Friday, August 11, 2017 or as soon thereafter as practicable.

Sincerely,

IBIO, INC.

By:	/s/ Robert B. Kay
Name:	Robert B. Kay
Title:	Executive Chairman and Chief Executive Officer